Exhibit 99.1

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as at June 30, 2026 and December 31, 2025	2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2026 and 2025	3
Unaudited Condensed Consolidated Statements of Stockholders’ Deficit for the Six Months Ended June 30, 2026 and 2025	4
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2026 and 2025	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6-20

1

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(USD, except share data)

	Notes	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents		$766,859	$478,983
Accounts receivable, net	3	289,941	2,771,443
Income taxes receivable		747,939	257,304
Prepayments	4	1,483,413	1,660,662
Other current assets	4	876,750	176,044
Total current assets		4,164,902	5,344,436

Non-current assets:
Property, plant and equipment, net	5	302,498	444,967
Intangible assets, net	6	6,927,948	6,730,155
Other non-current assets	7	263,228	134,475
Total non-current assets		7,493,674	7,309,597
Total Assets		$11,658,576	$12,654,033

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:

Shareholder loans payable	8	$12,355,559	$8,123,835
Accounts payable		6,915,560	2,364,291
Accrued expenses	9	5,781,513	2,232,670
Short-term borrowings		3,769,754	3,765,234
Convertible notes, net of discount	8	2,243,863	-
Vouchers payable		452,568	2,897,175
Other current liabilities	10	758,281	233,441
Total current Liabilities		32,277,098	19,616,646
Total non-current liabilities		-	-
Total Liabilities		32,277,098	19,616,646

Commitments and Contingencies	16

Stockholders’ deficit:
Common stock	12	165,397	137,820
Additional paid-in capital	12	188,507,393	183,489,676
Accumulated deficit		(213,159,831)	(194,657,170)
Accumulated other comprehensive income		3,868,519	4,067,061
Total stockholders’ deficit		(20,618,522)	(6,962,613)
Total liabilities and stockholders’ deficit		$11,658,576	$12,654,033

The accompanying notes form an integral part of these condensed consolidated financial statements.

2

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(USD, except share data)

		For the Six Months Ended June 30,
	Notes	2026	2025
Revenue		$24,015,365	$17,973,748
Operating expenses:
General and administrative		1,516,967	1,350,742
Salaries, benefits and contractor costs		10,444,538	12,820,835
Marketing and commissions		23,653,247	18,471,073
Travel		180,755	546,081
Professional fees		1,101,915	1,158,597
Product and technology development		2,943,474	2,277,688
Depreciation and amortization		1,239,340	1,345,798
Total operating expenses		41,080,236	37,970,814

Operating loss		(17,064,871)	(19,997,066)

Other expense / (income):
Interest expense		810,987	1,176,502
(Gain) on Debt Extinguishment		-	(3,838,715)
Stock-based Compensation	13	-	7,824,176
Foreign currency (gain) / loss		(498,207)	1,642,828
Other non-operating expense / (income), net	14	1,125,010	(256,899)
Net loss before income taxes		(18,502,661)	(26,544,958)
Income tax benefit		-	-
Net loss		$(18,502,661)	$(26,544,958)
Currency translation adjustment net of tax		(198,542)	(4,047,936)
Comprehensive loss		$(18,701,203)	$(30,592,894)

Per Share Data:	15
Loss per Share, basic and diluted		$(0.33)	$(0.74)
Weighted-average common shares outstanding, basic and diluted		55,394,193	35,745,864

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(USD, except share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
Balances, January 1, 2025	25,000,044	65,280	74,374,429	(148,420,321)	5,210,594	(68,770,018)
Common stock issued upon IPO	4,444,445	11,580	20,290,650	–	–	20,302,230
Conversion of shareholder loan into common shares	14,782,149	38,776	66,977,524	–	–	67,016,300
Preference shares	1	63,905	–	–	–	63,905
Stock-based compensation	–	–	9,055,564	–	–	9,055,564
Extinguishment of debt	–	–	341,850	–	–	341,850
IPO and share issuance costs	–	–	(5,421,312)	–	–	(5,421,312)
Net loss	–	–	–	(26,544,958)	–	(26,544,958)
Foreign currency translation adjustment	–	–	–	–	(4,047,936)	(4,047,936)
Balances, June 30, 2025	44,226,639	$179,541	$165,618,706	(174,965,279)	1,162,658	(8,004,374)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
Balances, January 1, 2026	55,318,354	$137,820	$183,489,676	$(194,657,170)	$4,067,061	$(6,962,613)
Shares issued under ELOC, net of issuance costs (Note 12)	8,111,514	14,472	2,216,147	–	–	2,230,619
Shares issued upon conversion of Senior Convertible Notes (Note 8)	3,371,499	8,857	1,903,734	–	–	1,912,591
Shares issued upon exercise of PIPE warrants (Note 12)	1,579,250	4,248	897,836	–	–	902,084
Net loss	–	–	–	(18,502,661)	–	(18,502,661)
Foreign currency translation adjustment	–	–	–	–	(198,542)	(198,542)
Balances, June 30, 2026	68,380,617	$165,397	$188,507,393	$(213,159,831)	$3,868,519	$(20,618,522)

The unaudited accompanying notes are an integral part of these condensed consolidated financial statements.

4

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(USD)

	For the Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(18,502,661)	$(26,544,958)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,239,340	1,345,798
Stock-based compensation	–	7,824,176
Bad debt expense	3,972	82,291
Loss from change in fair value of convertible shareholder loan	–	232,041
Loss on change in fair value of derivative liabilities	1,476,411	–
Non-cash loss on debt extinguishment	–	(3,838,715)
Accrued interest expense	504,620	2,560,810
Unrealized foreign exchange gains	(201,119)	(1,531,894)
Changes in operating assets and liabilities:
Accounts receivable and other receivables	2,477,530	2,957,000
Prepayments and other current assets	(523,457)	1,788,011
Accounts payable and vouchers payable	1,927,912	(2,897,350)
Accrued expenses	3,548,844	1,659,719
Value-added tax payable	16,937	209,122
Income taxes receivable	(490,635)	284,519
Other current liabilities	315,067	(47,481)
Net cash used in operating activities	$(8,207,239)	$(15,916,911)

Cash flows from investing activities:
Purchases of property and equipment	$(5,449)	$(127,237)
Purchases of intangible assets	(1,289,217)	(2,105,528)
Net cash used in investing activities	$(1,294,666)	$(2,232,765)

Cash flows from financing activities:
Proceeds from issuance of common stock	$2,280,619	$83,534,362
Proceeds from exercise of warrants	902,084	-
Repayment of convertible loans	–	(22,792,165)
Proceeds from shareholder loan	3,746,436	(40,007,763)
Net proceeds from issuance of Senior Convertible Notes	3,950,000	-
Repayment of Senior Convertible Notes	(1,066,192)	-
Net cash provided by financing activities	$9,812,947	$20,734,434

Effect of exchange rate changes on cash and cash equivalents	$(23,166)	$(2,516,041)
Change in cash, cash equivalents and restricted cash during the period	287,876	68,717
Cash, cash equivalents and restricted cash, beginning of period	478,983	832,671
Cash, cash equivalents and restricted cash, end of period	$766,859	$901,388

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

REDCLOUD HOLDINGS PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in USD, except share and per share data)

Note 1 - Nature of business

RedCloud Holdings PLC (“RedCloud Holdings”), together with its wholly-owned subsidiaries (collectively, the “Company” or “RedCloud Group”), operates a business-to-business intelligence infrastructure for global trade, RedAI. The Company’s infrastructure facilitates digital trade in Nigeria, South Africa, Brazil and Argentina, with supporting operations and cost centers located in the United Kingdom and Portugal.

The Company provides services through the RedAI infrastructure, enabling commerce between registered users. Buyers, typically small-to-medium merchants, can purchase fast-moving consumer goods (“FMCG”) from sellers, including brands and distributors, connected through the Red101 trading network. RedAI incorporates CORE, the Company’s trade-execution engine, and RAID, its prediction engine, which support the analysis and execution of FMCG trade. The Company also provides data analytics and market insights.

The Company generates revenue primarily through subscription and transaction-based fees associated with activity across the RedAI infrastructure.

Note 2 - Basis of presentation

These unaudited condensed consolidated financial statements (“financial statements”) have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The financial statements are presented in United States dollars (“$” or “USD”) unless otherwise indicated. Amounts as of December 31, 2025 included in the unaudited condensed consolidated financial statements have been derived from audited consolidated financial statements as of that date. The accompanying financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2025 originally filed with the Securities and Exchange Commission on May 15, 2026.

In the opinion of management, the accompanying financial statements reflect all adjustments, consisting only of normal recurring items and changes in US GAAP, necessary for their fair presentation in conformity with US GAAP for complete financial statements. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

Our significant accounting policies have not changed since December 31, 2025.

Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, accounting for allowance for credit losses, stock-based compensation, convertible shareholder loans, at fair value, and capitalized development costs. Actual results could differ from those estimates.

Basis of consolidation

These consolidated financial statements include the accounts of RedCloud Holdings and its subsidiaries. All intercompany balances and transactions were eliminated in consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and can affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are included in the consolidated financial results of the Company from the date of acquisition up to the date of disposition or loss of control.

There were no material changes to the Group’s basis of consolidation during the six months ended June 30, 2026.

Recent accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income – Expense Disaggregation Disclosures. The amendments in this update require public business entities to provide more detailed disclosures about the nature of certain income statement expenses, enhancing the transparency and usefulness of financial reporting. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The standard may be applied either prospectively or retrospectively to all prior periods presented. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In September 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The amendments in this update modernize the accounting for internal-use software costs to better reflect current software development practices, including iterative and agile development methodologies. The guidance removes the requirement to apply a project-stage model in determining when to capitalize software development costs and instead requires capitalization to begin when management has authorized and committed to funding the project and it is probable that the software will be completed and used for its intended purpose (the “probable-to-complete” threshold). The amendments do not change the types of costs that may be capitalized, and costs such as training, maintenance and data conversion will continue to be expensed as incurred. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim periods within those fiscal years. Early adoption is permitted. The standard may be applied prospectively, retrospectively or using a modified transition approach. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

6

Going concern

The unaudited condensed consolidated financial statements for the six months ended June 30, 2026 have been prepared on a going concern basis.

The Company had a stockholders’ deficit of approximately $20.6 million at June 30, 2026, and has recorded net losses and net cash used in operating activities since incorporation.

While revenue increased by $6.0 million to $24.0 million in the six months ended June 30, 2026 compared to the same period in 2025 and both net loss and operating cash outflows reduced compared with the corresponding prior-year period, the Company has not yet achieved profitability, continues to operate with extremely limited liquidity and relies on the ongoing financial support of its significant shareholders. During the six months ended June 30, 2026, the Company used $8.2 million of cash in operating activities and $1.3 million in investing activities, which were funded principally through borrowings.

As of June 30, 2026, we had cash and cash equivalents of $0.8 million while our trade and other payables amounted to $19.9 million; in addition, we also owed $12.4 million to our shareholders under short-term loans advanced to the Company. The Company’s cash position may not be sufficient to support the Company’s daily operations until it achieves profitability. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

On July 21, 2026, the Company entered into an At-The-Market financing agreement in the amount of $6.7 million with H.C. Wainwright & Co., LLC (the “ATM”), of which $6.6 million remains available to provide liquidity to fund the Company’s operations as of the date of release of these unaudited condensed consolidated financial statements (see Note 16).

The Company also has access to up to $30.0 million of total liquidity through an Equity Line of Credit Agreement with Tumim Stone Capital LLC and Amiens Technology Investments LLC (the “ELOC”), of which approximately $27.0 million remains available to provide liquidity to fund the Company’s operations as of the date of release of these unaudited condensed consolidated financial statements (see Note 8).

The timing and amount of funding available under the ATM and the ELOC depend on market conditions, the Company’s share price, applicable contractual conditions and the Company’s ability and decision to access those facilities. Accordingly, there can be no assurance that the full amounts available under these facilities will be raised or will be available when required.

We intend to seek further extensions to our obligations by assent of our suppliers and to raise up to $20.0 million of additional funds by way of private or public offerings of debt or equity securities. As part of that initiative, since June 30, 2026, we have entered into private placement transactions with existing shareholders, generating proceeds of approximately $2.0 million, and received additional loans from shareholders in the amount of $1.3 million. We are also implementing steps to reduce our operating cost base, including through headcount reductions in our country operations and savings in corporate overheads.

We believe that all such funds, taken together, will be sufficient to provide the Company with the liquidity required to allow the Company to continue operating as a going concern.

Management’s plans to alleviate the conditions that raise substantial doubt regarding the Company’s ability to continue as a going concern cannot be guaranteed or are not entirely within the Company’s control and therefore cannot be considered probable. While we believe in the viability of our strategy to increase the efficiency of our operations and raise additional funds, if these actions are not successful or we are unable to obtain further extensions of our obligations to our suppliers, we will not have sufficient liquidity to continue to fund our operations beyond October 2026.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 - Accounts receivable, net

Accounts receivable comprised the following at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Accounts receivable	$591,334	$3,020,898
Other receivables	-	36,244
Total	591,334	3,057,142
Allowance for doubtful accounts	(301,393)	(285,699)
	$289,941	$2,771,443

7

Note 4 - Prepayments and other current assets

Prepayments

Prepayments primarily comprise amounts paid in advance for software and technology subscriptions, insurance, professional and compliance services, and other annual or multi-period service arrangements.

Other current assets

Other current assets comprised the following at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Sales tax receivable	$790,491	$86,756
Deposits	86,259	89,288
	$876,750	$176,044

Note 5 – Property, plant and equipment, net

Property and equipment comprised the following at June 30, 2026 and December 31, 2025:

	Computer Equipment	Office Equipment	Total
Cost
At December 31, 2025	$1,056,476	$7,199	$1,063,675
Additions	7,242	2	7,244
Effect of movements in exchange rates	(4,354)	(5)	(4,359)
At June 30, 2026	$1,059,364	$7,196	$1,066,560

Accumulated depreciation
At December 31, 2025	$614,793	$3,915	$618,708
Depreciation for the period	147,284	634	147,918
Effect of movements in exchange rates	(2,561)	(3)	(2,564)
At June 30, 2026	$759,516	$4,546	$764,062

Net Book Value
At December 31, 2025	$441,683	$3,284	$444,967
At June 30, 2026	$299,848	$2,650	$302,498

8

Property, plant and equipment is depreciated on a straight-line basis over an estimated useful life of three years.

Depreciation expense for the six months ended June 30, 2026 was $147,918 (2025 - $295,586) and was recorded within “Depreciation and amortization” in the Consolidated Statement of Operations.

As of June 30, 2026 and December 31, 2025, the Company’s property, plant and equipment was not subject to any significant restrictions on title or pledged as security for liabilities. The Company had no significant commitments for future purchases of property and equipment as at June 30, 2026.

Note 6 - Intangible assets, net

Intangible assets comprised the following at June 30, 2026 and December 31, 2025:

Capitalized Software Development
Cost
At December 31, 2025	$13,556,077
Additions	1,391,596
Effect of movements in exchange rates	(218,671)
At June 30, 2026	$14,729,002

Accumulated amortization
At December 31, 2025	$6,825,922
Amortization for the period	1,091,422
Effect of movements in exchange rates	(116,290)
At June 30, 2026	$7,801,054

Net Book Value
At December 31, 2025	$6,730,155
At June 30, 2026	$6,927,948

The Company’s intangible assets consist of capitalized software development costs for its hosted ecommerce platform with related ongoing functionality and enhancements. The gross cost of the intangible assets is amortized over their estimated useful lives of five years, as the Company does not expect the assets to have significant residual value.

Amortization expense for the six months ended June 30, 2026 was $1,091,422 (2025 - $1,050,212) and was recorded within the “Depreciation and amortization” caption in the Consolidated Statement of Operations.

9

Note 7 - Other non-current assets

Other non-current assets comprise an equity-method investment in the Company’s Turkish joint venture and a related loan receivable.

	June 30, 2026	December 31, 2025
Investment in Turkish joint venture	$134,475	$134,475
Loan receivable from Turkish joint venture	128,753	-
	$263,228	$134,475

Note 8 – Borrowings

Borrowings comprised the following at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Shareholder loans	$12,355,559	$8,123,835
Short-term borrowings	3,769,754	3,765,234
Senior Convertible Notes, net of discount	2,243,863	-
	$18,369,176	$11,889,069

The Senior Convertible Notes, net of discount, are presented within “Convertible notes” on the Consolidated Balance Sheet. The related derivative liabilities are presented separately within “Other current liabilities”. The debt hosts and related derivative liabilities are recognised and measured separately under US GAAP.

Debt Maturities

The following table presents the carrying amounts of the Company’s outstanding borrowings by contractual maturity year as of June 30, 2026:

	June 30, 2026
	Shareholder loans payable	Short-term borrowings	Senior Convertible Notes, net of discount
2026	$-	$-	$1,682,897
2027	12,355,559	3,769,754	560,966
	$12,355,559	$3,769,754	$2,243,863

Shareholder Loans

During the six months ended June 30, 2026, the Company received an additional $3,746,436 of loans from certain shareholders to fund working capital requirements. The loans are unsecured, denominated in pounds sterling and U.S. dollars, and bear interest at 10% per annum.

The carrying amount of shareholder loans increased by a further $485,288 due to the inclusion of accrued interest and foreign exchange movements during the period.

Short-term borrowings

The Company has an overdraft facility with Lienhardt & Partner Privatbank Zürich AG. The facility has a limit of approximately $3.8 million and was fully drawn as at June 30, 2026. Interest is calculated daily on the outstanding amount drawn under the facility at a rate of 4.45% per annum. The overdraft has no fixed term and is guaranteed by certain of the Company’s shareholders.

10

Senior Convertible Notes

February 2026 Notes

On February 27, 2026, the Company entered into two substantially similar Senior Convertible Note financing arrangements with 3i, LP and Alto Opportunity Master Fund SPC (each, an “Investor”). Each Investor acquired a Senior Convertible Note with an original face amount of $2,173,913 for cash proceeds of $2.0 million, resulting in aggregate cash proceeds of $4.0 million. The difference between the face amount and cash proceeds represents an 8% original issue discount. The Senior Convertible Notes bear interest at 7% per annum, mature on February 27, 2027, and contain monthly instalment, conversion, redemption, make-whole, default, anti-dilution and other settlement provisions.

The Senior Convertible Notes were issued in connection with broader financing arrangements that also included equity lines of credit (“ELOCs”). Certain settlements under the Senior Convertible Notes may be funded from subsequent financing proceeds, including proceeds generated under those ELOCs. The ELOCs and the Senior Convertible Notes are accounted for as separate financing instruments.

Accounting for Embedded Derivative Features

The Company evaluated the contractual terms of the Senior Convertible Notes under ASC 815. The Notes contain multiple embedded features, including ordinary conversion rights, variable-price conversion provisions following certain events of default, redemption premiums, make-whole settlement features, anti-dilution adjustments and other settlement provisions.

Management determined that these embedded features are economically interdependent and should be accounted for collectively as a compound embedded derivative. Management further determined that the compound embedded derivative does not qualify for the own-equity scope exception under ASC 815-40.

Accordingly, the Senior Convertible Notes are accounted for as debt hosts with bifurcated derivative liabilities. The debt hosts are subsequently measured at amortized cost using the effective-interest method. The related derivative liabilities are separately measured at fair value through earnings under ASC 815.

June 2026 Amendments

On June 16, 2026, the Company entered into amendments and waivers relating to both Senior Convertible Notes. Among other changes, the amendments reduced the conversion price from $1.30 to $0.57, revised the contractual principal balances and waived specified registration-related defaults and associated claims. The net effect of the amendments was to increase the outstanding principal balances by $1,833,328.

Management evaluated the amendments under ASC 470-50 and determined that the revised terms were substantively different from the original arrangements. Accordingly, the amendments were accounted for as extinguishments of the existing instruments and recognition of the amended instruments.

Immediately before the amendments, the Company remeasured the embedded derivative liabilities to fair value in accordance with ASC 815. The Company then derecognized the carrying amounts of the original debt hosts and related derivative liabilities and recognized the amended debt hosts and related derivative liabilities based on the amended contractual terms. The difference between the carrying amounts derecognized and the amounts recognized for the amended instruments was recorded as a loss on debt extinguishment within “Other non-operating (income)/expense, net” in the Consolidated Statement of Operations.

11

Convertible notes, net of discount

The following table presents the movement in the carrying amount of the Senior Convertible Notes during the six months ended June 30, 2026:

Six months ended June 30, 2026
Balance at January 1, 2026	$-
Contractual face value of notes issued	4,347,826
Original issue discount	(347,826)
Amount allocated to separately recognized embedded derivative liabilities	(1,420,000)
Initial debt issuance costs	(50,000)
Interest and discount accretion	124,828
Net effect of derecognizing the original debt hosts and recognizing the replacement debt hosts	2,361,303
Repayments and settlement-related adjustments	(1,300,319)
Conversions into ordinary shares	(1,471,949)
Balance at June 30, 2026	$2,243,863

Derivative Liabilities

The derivative liabilities associated with the Senior Convertible Notes are measured at fair value through earnings. The derivative liabilities are classified as Level 3 fair value measurements because significant inputs used in the valuation are unobservable. Significant valuation inputs include the Company’s share price, expected volatility, expected life, expected principal exposure, risk-free interest rate and assumptions regarding the likelihood and economics of conversion, redemption, default and other settlement outcomes.

Changes in the fair value of the derivative liabilities are recognized within “Other non-operating (income)/expense, net” in the Consolidated Statement of Operations.

For the six months ended June 30, 2026
Balance at January 1, 2026	$-
Recognition of derivative liability	1,420,000
Derecognition on conversions and repayments	(487,175)
Changes in fair value	(739,987)
Balance at June 30, 2026	$192,838

12

Convertible Shareholder Loans at Fair Value

The Convertible Shareholder Loans outstanding at January 1, 2025 were converted into ordinary shares in connection with the Company’s initial public offering during the six months ended June 30, 2025.

Six months ended June 30, 2025
Balance at January 1, 2025	$22,560,124
Change in fair value	232,041
Conversion into ordinary shares	(23,183,562)
Foreign currency movements	391,397
Balance at June 30, 2025	$-

Note 9 - Accrued expenses

Accrued expenses comprised the following at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Accrued salaries, wages and contractor costs	$1,142,348	$143,520
Employment taxes payable	2,562,579	497,130
Other accrued payables	2,076,586	1,592,020
	$5,781,513	$2,232,670

Note 10 – Other current liabilities

Other current liabilities comprised the following at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Withholding tax payable	$315,066	$-
Value-added tax payable	250,377	233,441
Derivative liabilities	192,838	-
	$758,281	$233,441

Note 11 - Reportable segments

The Company’s operating segments reflect the components for which discrete financial information is available and whose operating results are regularly reviewed by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker (“CODM”), for purposes of assessing performance and allocating resources.

The CODM reviews consolidated financial information to evaluate the Company’s overall financial performance. The CODM also receives and reviews monthly disaggregated financial and operating information for the Company’s geographic operations and its United Kingdom operations. The information regularly reviewed by the CODM includes revenue, operating expenses, operating profit or loss, actual-to-forecast variances, total transaction value, take rate, marketing efficiency, customer activity and headcount.

Revenue and operating profit or loss are the principal financial measures used by the CODM to assess segment performance and allocate resources. The CODM uses revenue to evaluate the scale and growth of each operating segment and uses operating profit or loss to evaluate segment profitability and the efficiency of resources deployed. Operating profit or loss is the measure of segment profit or loss reported in accordance with ASC 280. The CODM uses these measures, together with the other financial and operating information described above, to compare performance among the Company’s markets, evaluate transaction and customer trends, assess marketing efficiency and staffing requirements, evaluate technology and platform investment, and determine whether resources should be maintained, reduced or increased within individual operating segments.

For the six months ended June 30, 2026 and 2025, the Company’s reportable segments were Nigeria, South Africa, the United Kingdom and Other. Other comprises the Company’s operating segments in Argentina, Brazil and Portugal, none of which individually met the quantitative thresholds for separate reporting for the periods presented.

Nigeria exceeded the applicable quantitative thresholds for separate reporting during the periods presented. South Africa continues to be presented separately as a reportable segment because its financial and operating information is separately reviewed by the CODM and separate presentation is consistent with the Company’s segment reporting structure. The Company’s remaining geographic operating segments are included within Other.

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The Nigeria, South Africa, Argentina, Brazil and Portugal operating segments consist principally of the Company’s intelligent trade infrastructure and associated products in their respective markets. These operations facilitate business-to-business transactions and provide related data, analytics and technology-enabled services to brands, distributors, wholesalers and retailers.

The United Kingdom operating segment undertakes the Company’s centralized software-development, platform, technology, corporate and Group-support activities and incurs central operating costs that are not directly attributable to the Company’s revenue-generating country operations. The United Kingdom operating segment also holds substantially all of the Group’s computer equipment, capitalized software and other intangible assets.

Discrete financial information for the United Kingdom operating segment is available and regularly reviewed by the CODM, including operating costs, technology expenditure, computer equipment and intangible-asset investment. The CODM uses this information to assess the performance and resource requirements of the United Kingdom operating segment and to make decisions regarding software development, technology investment, corporate expenditure, headcount and the allocation of resources supporting the Company’s global operations.

The accounting policies used to measure segment revenue, expenses, operating profit or loss and the specified asset information regularly provided to the CODM are consistent with the accounting policies used to prepare the consolidated financial statements. Costs are attributed to the operating segment in which they are incurred. Centralized software-development, platform, technology, corporate and Group-support costs that are not directly attributable to the revenue-generating country operations are reported in the United Kingdom operating segment. Intercompany balances and transactions are eliminated in consolidation.

The significant expense categories presented in the tables below are the significant expense categories regularly provided to the CODM and included in the reported measure of segment operating profit or loss. Management considered both quantitative and qualitative factors in determining the significant expense categories disclosed.

Other segment items represent the difference between segment revenue less the significant expense categories separately disclosed and segment operating profit or loss. There were no material other segment items for the six months ended June 30, 2026 and 2025 because the significant expense categories presented in the tables below comprise substantially all expenses included in segment operating profit or loss.

The Company develops and manages its global intelligent trade and ecommerce platform principally in the United Kingdom, with its revenue-generating operations primarily located in its international markets. The Company’s geographic operating segments are also consistent with management’s assessment of the regulatory, economic and currency risks associated with the respective businesses.

The following table presents segment revenue, significant segment expenses, operating profit or loss and other financial information for the six months ended June 30, 2026:

Six months ended June 30, 2026	Nigeria	South Africa	United Kingdom	Other	Total
Revenue	$23,685,961	$302,858	$-	$26,546	$24,015,365

Operating expenses:
General and administrative	15,259	14,699	1,387,822	99,187	1,516,967
Salaries, benefits, contractor costs	864,508	498,168	8,206,360	875,502	10,444,538
Marketing and commissions	23,222,253	324,528	96,776	9,690	23,653,247
Travel	56,054	-	124,671	30	180,755
Professional fees	112,015	10,301	843,082	136,517	1,101,915
Product and technology development	-	5,672	2,928,457	9,345	2,943,474
Depreciation and amortization	-	-	1,239,340	-	1,239,340
Total operating expenses	$24,270,089	$853,368	$14,826,508	$1,130,271	$41,080,236
Net loss from operations	(584,128)	(550,510)	(14,826,508)	(1,103,725)	(17,064,871)

Other expense:
Interest expense	189,722	240,668	378,078	2,519	810,987
Foreign currency loss	(421,973)	80,811	50,100	(207,145)	(498,207)
Other non-operating (income) / expense, net	-	-	1,125,010	-	1,125,010
Net loss before income taxes	$(351,877)	$(871,989)	$(16,379,696)	$(899,099)	$(18,502,661)

Income tax benefit	$-	$-	$-	$-	$-
Net loss	$(351,877)	$(871,989)	$(16,379,696))	$(899,099)	$(18,502,661)

Other comprises the Company’s operating segments in Argentina, Brazil and Portugal. None of these operating segments individually met the quantitative thresholds for separate reporting for the six months ended June 30, 2026.

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The following table presents segment revenue, significant segment expenses, operating profit or loss and other financial information for the six months ended June 30, 2025:

Six months ended June 30, 2025	Nigeria	South Africa	United Kingdom	Other	Total
Revenue	$15,457,807	$2,394,017	$514	$121,410	$17,973,748

Operating expenses:
General and administrative	145,310	$233,333	$772,750	$199,349	$1,350,742
Salaries, benefits, contractor costs	600,668	$1,112,039	$9,379,853	$1,728,275	$12,820,835
Marketing and commissions	15,475,641	$2,602,230	$268,555	$124,647	$18,471,073
Travel	105,939	$547	$439,595	$-	$546,081
Professional fees	1,042	$-	$1,139,895	$17,660	$1,158,597
Product and technology development	-	$4,456	$2,240,959	$32,273	$2,277,688
Depreciation and amortization	-	$-	$1,345,798	$-	$1,345,798
Total operating expenses	16,328,600	$3,952,605	$15,587,405	$2,102,204	$37,970,814
Net loss from operations	(870,793)	(1,552,588)	(15,586,891)	(1,980,794)	(19,997,066)

Other expense:
Interest expense	-	6,267	$1,130,382	$39,853	$1,176,502
Loss from change in fair-value of convertible Shareholder loans	-	-	$(3,838,715)	$-	$(3,838,715)
Stock based Compensation	-	-	$7,824,176	$-	$7,824,176
Foreign currency loss	(11)	(62)	$1,644,959	$(2,058)	$1,642,828
Other non-operating (income) / expense, net	-	-	$(256,899)	$-	$(256,899)
Net loss before income taxes	$(870,782)	$(1,564,793)	$(22,090,794)	$(2,018,589)	$(26,544,958)

Income tax benefit	$-	$-	$-	$-	$-
Net loss	$(870,782)	$(1,564,793)	$(22,090,794)	$(2,018,589)	$(26,544,958)

Other comprises the Company’s operating segments in Argentina, Brazil and Portugal. None of these operating segments individually met the quantitative thresholds for separate reporting for the six months ended June 30, 2025.

Measurement of Segment Profit or Loss

Revenue and operating profit or loss are the principal financial measures used by the CODM to assess segment performance and allocate resources. Revenue is used to evaluate segment scale and growth, while operating profit or loss is used to evaluate segment profitability and the efficiency of resources deployed. Operating profit or loss is the measure of segment profit or loss that is most consistent with the measurement principles applied in the Company’s consolidated financial statements.

The segment tables also present certain financial information below operating profit or loss. Such information is provided as supplemental information and does not represent either a principal financial measure used by the CODM to assess segment performance or the reported measure of segment profit or loss.

The totals of the reportable-segment and Other revenue, significant expense categories and operating profit or loss amounts presented in the tables agree to the corresponding consolidated amounts for each period presented. Accordingly, no material reconciling items are required.

Intersegment revenue was not material for the six months ended June 30, 2026 and 2025. Intercompany balances and transactions are eliminated in consolidation. There were no material changes in the basis used to measure segment operating profit or loss during the periods presented and there were no material asymmetrical allocations to the reportable segments.

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Segment and Geographic Asset Information

The CODM receives information regarding computer equipment, capitalized software and other intangible assets from the Company’s IT and Technology teams when assessing technology investment and allocating resources. Substantially all of the Company’s computer equipment, capitalized software and other intangible assets are held within the United Kingdom operating segment.

The asset information presented below is derived from the Company’s accounting records by geographic location. The CODM does not regularly receive all categories of total assets by reportable segment; however, the geographic asset information is presented to provide the applicable entity-wide geographic information.

The following table presents the geographic concentration of the Company’s assets as of June 30, 2026 and December 31, 2025. Substantially all of the Company’s assets were located in the United Kingdom as of June 30, 2026, principally reflecting the location of the Company’s cash and cash equivalents, capitalized software and other intangible assets.:

	June 30, 2026	December 31, 2025
United Kingdom
Cash and cash equivalents	$735,909	$361,678
Accounts receivables and other receivables, net	198,749	201,714
Income taxes receivable	747,939	257,040
Prepayments	1,454,732	1,637,203
Other current assets	725,640	83,377
Property, plant and equipment, net	302,498	444,967
Intangible assets, net	6,927,948	6,730,155
Other Non-Current Assets	263,228	134,475
	$11,356,643	$9,850,609
Nigeria
Cash and cash equivalents	$17,211	$60,264
Accounts receivables and other receivables, net	61,043	2,539,143
Prepayments	16,844	12,181
Other current assets	28,932	9
	$124,030	$2,611,597
South Africa
Cash and cash equivalents	$184	$15,401
Accounts receivables and other receivables, net	6,325	11,500
Prepayments	5,076	6,035
Other current assets	-	868
	$11,585	$33,804
Other
Cash and cash equivalents	$13,555	$41,640
Accounts receivables and other receivables, net	23,824	19,086
Income taxes receivable	-	264
Prepayments	6,761	5,243
Other current assets	122,178	91,790
	$166,318	$158,023
Total Assets	$11,658,576	$12,654,033

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Products and Services

The Company operates an integrated intelligent trade infrastructure and associated products that facilitate business-to-business transactions and provide data, analytics and related technology services. For the six months ended June 30, 2026 and 2025, the Company’s revenue was principally generated from transaction-based fees and related services associated with the use of the Company’s platform.

Note 12 - Common stock

As at June 30, 2026, the Company’s share capital comprised 68,380,617 ordinary shares of £0.002 each.

Movements during the six months ended June 30, 2026 were as follows:

	Number	Share Capital	Additional Paid-In Capital
Balance at January 1, 2026	55,318,354	$137,820	$183,489,676
Shares issued under ELOCs	8,111,514	14,472	2,216,147
Shares issued upon conversion of Senior Convertible Notes	3,371,499	8,857	1,903,734
Shares issued upon exercise of warrants	1,579,250	4,248	897,836
Balance at June 30, 2026	68,380,617	$165,397	$188,507,393

Each ordinary share is entitled to one vote on all matters submitted to a vote of shareholders. Decisions of shareholders are determined by a simple majority of the votes cast unless a higher approval threshold is required under the Companies Act 2006.

Warrants

In July 2025, the Company issued warrants in connection with a private placement of its ordinary shares. The warrants had an exercise price of $1.50 per ordinary share upon issuance and a contractual term of five years. During the six months ended June 30, 2026, 1,579,250 warrants were exercised, resulting in proceeds to the Company of approximately $0.9 million.

Number of Warrants
Outstanding at January 1, 2026	10,614,142
Exercised	(1,579,250)
Outstanding at June 30, 2026	9,034,892

The exercise price of a warrant is subject to adjustment in accordance with the terms of the applicable agreements, including following certain equity financing transactions. The exercise price was $0.57 as at June 30, 2026.

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Note 13 - Stock-based compensation

The Company recognized no stock-based compensation expense during the six months ended June 30, 2026, compared with $7.8 million during the six months ended June 30, 2025, during which time the Company underwent its initial public offering.

There were no changes to the Company’s stock-based payment arrangements during the six months ended June 30, 2026 from those described in the Company’s Annual Report for the year ended December 31, 2025.

During the six months ended June 30, 2026, no options were granted, exercised, forfeited, cancelled or expired.

The following table summarizes the Company’s options outstanding as of June 30, 2026:

Exercise Price	Options Outstanding	Aggregate Intrinsic Value	Weighted-average remaining contractual life
$0.002	1,602,083	$461,400	6.8 years
$2.00	717,875	-	8.2 years
$9.00	352,125	-	8.4 years
Total	2,672,083	$461,400	7.4 years

The weighted-average remaining contractual lives were determined based on the contractual expiry dates of the underlying option awards. The relevant awards expire between December 2031 and November 2034.

The aggregate intrinsic value (the difference between the share price on June 30, 2026, and the exercise prices multiplied by the number of in-the-money options) represents the total intrinsic value that would have been received by the option holders had they exercised all in-the-money options as at June 30, 2026. This amount changes based on the fair value of our ordinary shares.

Note 14 - Other non-operating expense / (income), net

Other non-operating expense / (income), net comprised the following for the six months ended June 30, 2026 and 2025:

	Six months ended June 30, 2026	Six months ended June 30, 2025
R&D tax credits	$(496,306)	$(488,940)
Loss from changes in fair value of convertible shareholder loans (Note 8)	-	232,041
Loss on extinguishment of Senior Convertible Notes (Note 8)	2,361,303	-
Gain on change in fair value of derivative liabilities (Note 8)	(739,987)	-
	$1,125,010	$(256,899)

R&D tax credits represent amounts reimbursed by the UK tax authorities in respect of certain expenditure relating to research and development.

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Note 15 - Net loss per share

Basic net loss per share is computed by dividing net loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing net loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period, adjusted for the effects of potentially dilutive shares.

The dilutive effect of outstanding stock options and warrants is determined using the treasury stock method, while the dilutive effect of convertible securities is determined using the if-converted method, as applicable. Potential ordinary shares are excluded from the computation of diluted net loss per share when their inclusion would be anti-dilutive.

For the six months ended June 30, 2026 and 2025, the Company reported net losses. Accordingly, the effects of outstanding stock options, warrants and convertible instruments were anti-dilutive and were excluded from the calculation of diluted net loss per share. As a result, basic and diluted net loss per share were the same for both periods presented.

The following potential ordinary shares were excluded from the calculation of diluted net loss per share because their inclusion would have been anti-dilutive:

	June 30, 2026	June 30, 2025
Share options	2,672,083	2,771,458
Warrants	9,034,892	222,222
Senior Convertible Notes	5,912,425	-
Total potential ordinary shares excluded	17,619,400	2,993,680

	June 30, 2026	June 30, 2025
Numerator:
Net loss - basic and diluted	$(18,502,661)	$(26,544,958)

Denominator:
Weighted average shares outstanding - basic and diluted	55,394,193	35,745,864

Net loss per share - basic and diluted	$(0.33)	$(0.74)

Note 16 - Commitments and contingencies

The Company is subject to legal proceedings, claims and disputes arising in the ordinary course of business. The Company evaluates these matters in accordance with ASC 450, Contingencies, and records a provision when it determines that a loss is probable and the amount can be reasonably estimated. For matters where a loss is reasonably possible but the recognition criteria for an additional provision are not met, the Company discloses the nature of the contingency and, were reasonably estimable, the potential exposure. The amounts ultimately incurred in resolving these matters may differ from the amounts accrued or disclosed as reasonably possible exposure.

United Kingdom

As of June 30, 2026, the Company continued to be involved in employment-related legal matters in the United Kingdom. The Company has not recorded any additional provision in respect of these matters during the six months ended June 30, 2026. Based on information currently available, management estimates the broader reasonably possible exposure relating to the United Kingdom matters to be approximately $390,000. This amount represents an estimate of reasonably possible exposure and does not represent an additional amount accrued in the consolidated financial statements. The updated assessment comprises approximately $227,500 and $162,500 relating to two employment matters.

Brazil

As of June 30, 2026, the Company continued to be involved in employment-related legal proceedings in Brazil involving former employees. The Company has not recorded any additional provision in respect of these matters during the six months ended June 30, 2026. Based on information currently available, management estimates the broader reasonably possible exposure relating to the Brazilian matters to be approximately $264,000. This amount represents an estimate of reasonably possible exposure and does not represent an additional amount accrued in the consolidated financial statements.

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Argentina

As of June 30, 2026, the Company continued to be involved in employment-related and other legal matters in Argentina. The Company has not recorded any additional provision in respect of these matters during the six months ended June 30, 2026. Based on information currently available, management estimates the broader reasonably possible exposure relating to the Argentine matters to be approximately $60,000. This amount represents an estimate of reasonably possible exposure and does not represent an additional amount accrued in the consolidated financial statements.

Except as described above, the Company is not involved in any other material legal proceedings, and management does not believe that the outcome of any other known matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 17 - Subsequent Events

The Company evaluated subsequent events occurring after June 30, 2026 through the date these financial statements were authorized for issuance. The following material subsequent events were identified. Except as otherwise described below, these events did not provide additional evidence regarding conditions that existed as of June 30, 2026 and, accordingly, no adjustments have been made to the financial statements.

At-the-Market Offering Program

On July 21, 2026, the Company entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which the Company may offer and sell ordinary shares from time to time through or to Wainwright, acting as sales agent or principal. The shares may be offered under the Company’s shelf registration statement on Form F-3, which was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on June 16, 2026 and declared effective on June 24, 2026.

Under the related prospectus supplement, ordinary shares having an aggregate market value of up to $6.7 million were eligible for sale under the ATM program. The Company determines the timing and amount of any sales, including the number of shares to be issued, trading-day volume limitations and any minimum price below which shares may not be sold. Wainwright is entitled to a sales commission equal to 3.0% of the gross sales price of ordinary shares sold under the program. The Company has no obligation to sell any minimum number or amount of ordinary shares under the agreement.

Subsequent to June 30, 2026, through September 29, 2026, the Company sold 735,988 ordinary shares under the ATM program for aggregate proceeds of approximately $0.2 million, after commissions and other offering-related fees.

Private Placements with Existing Shareholders

August 27, 2026 Transactions

On August 27, 2026, the Company sold 7,200,000 unregistered ordinary shares at a purchase price of $0.25 per share, resulting in aggregate gross proceeds of approximately $1.8 million.

The private placement comprised 4.7 million ordinary shares purchased by Christina Byland, the Company’s largest shareholder, and 2.5 million ordinary shares purchased by Nikolaus Senn, a shareholder and member of the Company’s Board of Directors.

September 22, 2026 Transaction

On September 22, 2026, the Company sold 74,000 unregistered ordinary shares to Justin Floyd, the Company’s Chief Executive Officer and a member of its Board of Directors at a purchase price of $2.50 per share. The purchase price of $185,000 was offset against certain of the Company’s financial obligations to Mr. Floyd.

The ordinary shares issued in the private placements were not registered under the Securities Act of 1933 and were offered pursuant to an applicable exemption from registration.

Loans from Existing Shareholders

On September 29, 2026, the Company entered into unsecured loan agreements with Christina Byland and Nikolaus Senn in the amount of approximately $1.3 million.

Entry into a Joint Venture in Saudi Arabia and Bahrain

On September 27, 2026, the Company entered into a shareholders’ agreement (the “JV Agreement”) and a twenty-year platform license and infrastructure usage agreement (the “Licensing Agreement”) with MJM AlKhaleej L.L.C., a company incorporated under the laws of the Kingdom of Saudi Arabia (“MJM”) for the purpose of establishing a joint venture that will operate the Company’s RedAI intelligent trade infrastructure (“RedAI”), in Saudi Arabia and Bahrain. Prior to execution of the JV Agreement, the Company’s previous joint venture with Kayanet Arabia Holding Company was terminated by mutual agreement.

The JV Agreement provides for a 51%/49% ownership structure between the Company and MJM, respectively.

Pursuant to the terms of the Licensing Agreement, the Company shall provide dedicated AI infrastructure and make RedAI available to the venture for aggregate charges subject to a contractual ceiling of 10% of eligible collected revenue per customer order, together with approval, eligibility and final payment conditions. The Licensing Agreement shall have an initial term of twenty years. Revenues generated in excess of the Any distribution of net profit from the venture will be distributed to the shareholders pursuant to the JV Agreement and applicable law.

Evaluation of Subsequent Events

Except for the matters described above, management did not identify additional subsequent events requiring recognition or disclosure in the consolidated financial statements through the date the financial statements were authorized for issuance.

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